SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Announces Initial Public Offering of Its Preferred Shares

São Paulo, June 24, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), announced today that it priced its initial public offering of 33,050,000 preferred shares at US$17.00 per American Depositary Share (ADS; each ADS represents 2 preferred shares), of which 18,750,000 preferred shares are being offered by Gol and 14,300,000 preferred shares are being offered by existing shareholders.

The offer is comprised of an international offering of ADSs and a Brazilian offering of preferred shares. The ADSs will trade on the NYSE under the symbol "GOL" and the preferred shares will trade on the Bovespa under the symbol “GOLL4.”

The global offering is being lead-managed by Morgan Stanley, the global coordinator and sole bookrunner of the international offering. Merrill Lynch & Co. is the joint lead manager, and JPMorgan, Raymond James and UBS Investment Bank are co-managers of the international offering. The Brazilian offering is being led by Unibanco – União de Bancos Brasileiros S.A., Banco Morgan Stanley and Banco Santander Brasil S.A. as joint-bookrunners. The international underwriters have been granted an option for a period of thirty days to purchase up to an additional 4,957,500 preferred shares, in the form of ADSs, solely to cover over-allotments, if any.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. The public offering is being made by means of a prospectus. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of the final prospectus related to the international offering can be obtained from Morgan Stanley at 1585 Broadway, New York, NY 10036, (212) 761-4000.

Gol, through its operating subsidiary, is the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. Gol currently operates 22 Boeing 737-700/800 Next Generation aircraft serving 29 cities throughout Brazil.

For additional information please contact: Richard Lark, Vice President, Finance and Investor Relations, phone (55 11) 5033 4393 or e-mail: ri@golnaweb.com.br

Please sign up for email alerts, access all available financials and other information at www.voegol.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.